UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48201

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/2025___ AND ENDING ___03/31/2026___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Forte Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

199 Water Street, 9th Floor
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vrinda Arora	212-668-8700	varora@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Happauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexis Herzberg _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forte Securities, LLC _____, as of 3/31 _____, 2 026 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Alexis Herzberg_

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORTE SECURITIES, LLC

Financial Statement

and Supplemental Information with

Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2026

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Forte Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forte Securities, LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Forte Securities, LLC as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Forte Securities, LLC's auditor since 2022.

Hauppauge, New York
May 21, 2026

Nawrocki Smith LLP

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

ASSETS

Cash	$	178,947
Accounts receivable- related party		23,960
Cash Balance Pension Plan		445,483
Other assets		3,099
TOTAL ASSETS	$	651,489

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	26,300
Cash Balance Pension Plan Payable		441,293
TOTAL LIABILITIES		467,593
MEMBER'S EQUITY		183,896
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	651,489

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Forte Securities, LLC, (the "Company") was organized in December 1995 as a Texas limited liability company. The Company has been registered to do business in New York State since 2005 and operates through its office in New York City. It was formerly known as Southlake Capital, LLC. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company is also registered with the Commodities Futures Trading Commission ("CFTC") and has been a member of the National Futures Association ("NFA") since March 2019. The Company is a single-member Limited Liability Company and is wholly-owned by Forte Securities Holdings, LLC (the "Parent").

The Company operates as an independent full service broker-dealer in securities. The Company's customers are primarily institutional entities located throughout the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification ("ASC").

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents. As of March 31, 2026, there were no cash equivalents.

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Revenue Recognition

The Company adheres to the provisions of FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission Income

The Company is a non-carrying broker dealer that receives commission income generated from executing securities on behalf of its customers. The Company is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. The Company works with the customer to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. The commissions are charged to customers on the trade date at the point of execution by the Company.

The Company buys an sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related expenses are recorded on a trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date underlying financial instrument is identified, the pricing is agreed upon, and the risk and rewards of ownership have been transferred to/from the customer.

The Company earns rebates from securities exchanges for routing trade flow through these channels and providing liquidity to the public markets. These payments for order flow are earned on a trade date basis, which is when the performance obligations have been satisfied. The Company receives invoices other brokers on a monthly basis which include a break down of rebates earned throughout the month. The Company records these amounts as income at the end of each month.

The Company's role and responsibility as an executing broker is performed only when a customer requests for them to initiate a trade. As a result, the customer has an option to purchase this service. Consideration resulting from the trade is the exercise of the option and commissions will not be considered variable consideration because the customer has a contractual right (but not an obligation) to choose the amount of additional distinct services which are purchased (i.e., orders for execution). The Company does not have any contracts which stipulate a guaranteed minimum number of trades and, therefore, the Company does not have any additional performance obligations. Since there are no minimum number of trades required, any trades beyond those which have already been executed are also considered optional purchases.

The Company and its customers' arrangements to do business can be terminated at will by either the customer or the Company at any time without a termination penalty. Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, entities should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. For securities transactions and trade commissions, the period in which the parties have enforceable rights and obligations is typically two days or less from the trade date.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in two financial institutions, which at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure of the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account.

Receivables and Revenue

At March 31, 2026, 100% of the Company's receivables were owed by one customer which is a related party. During the year ended March 31, 2026, approximately 100% of the Company's revenue was earned from one customer, which is the same related party.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Additionally, the Company is subject to Regulation 1.17 of the CFTC, which requires the maintenance of minimum net capital of $45,000, if that amount is in excess of the requirements under Rule 15c3-1. At March 31, 2026, the Company had net capital of $90,136, which was $45,136 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 518.76%.

NOTE 5 – INCOME TAXES AND DEFERRED TAXES:

The Company files as a single member Limited Liability Company. Consequently net income or loss, in general, is apportioned to the Parent and reported in its tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by this financial statement.

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax law and rates applicable to the periods in which differences arise. No provisions have been made for deferred taxes or for such differences due to insignificance.

NOTE 6 - RELATED PARTY:

The Company is affiliated with a United Kingdom-based broker-dealer, Forte Securities Limited, that utilized the Company's services for execution of securities transactions for the year under audit. For the year ended March 31, 2026, the Company earned $1,632, under this arrangement, which is included in commission income on the Statement of Operations. As of March 31, 2026, the receivable from this affiliate was $23,960.

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In December 2023, the FASB issued ASU 2023 09, which enhances income tax disclosures by requiring more detailed information regarding the effective tax rate reconciliation and income taxes paid by jurisdiction. The amendments are effective for annual periods beginning after December 15, 2024, on a prospective basis, with early adoption permitted. The Company does not expect adoption of this guidance to have a material impact on its financial statement, as the amendments impact disclosure requirements only.

In November 2024, the FASB issued ASU 2024 03, which requires entities to disaggregate certain expense categories within the income statement footnotes to provide improved transparency into the nature of expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU and expects adoption to affect only presentation and disclosures, with no impact on net income or financial condition.

NOTE 8 - FAIR VALUE

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of March 31, 2026:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 445,483	$ -	$ -	$ 445,483
Total	$ 445,483	$ -	$ -	$ 445,483

There were no other financial assets or liabilities measured at fair value under ASC 820 as of March 31, 2026.

NOTE 9 - PENSION PLAN:

Description

The Company previously maintained a noncontributory defined benefit pension plan (the "Plan") covering certain eligible employees. Benefits under the Plan were based on years of credited service and compensation, as defined by the Plan document.

Plan termination

On March 31, 2026, the Company terminated the Plan, and benefit accruals ceased on that date. The Plan termination was approved by the Company's management and executed in accordance with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and applicable regulations. In connection with the termination, the Company prepared a formal plan termination amendment and provided all required participant and regulatory notices. Required termination notices were provided to the plan participant on January 30, 2026, at least 60 days prior to the termination date.

Settlement of benefit obligations

Following the termination date, the Company provided the participant with benefit election materials, including the option to receive distributions through a rollover to an institution of the participant's choice. Benefit obligations are expected to fully settle through payment in accordance with the participant's elections on June 1, 2026. At March 31, 2026, the balance of Pension plan payable is $441,293 which is reflected on the Statement of Financial Condition.

NOTE 10 - SEGMENT REPORTING:

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

NOTE 10 - COMMITMENTS & CONTINGENCIES:

The company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit as of March 31, 2026, or during the year then ended.

NOTE 11 - GOING CONCERN AND LIQUIDITY

The accompanying Financial Statement has been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The broker dealer has no current operations and has not generated revenues during the reporting period. Its activities have been limited to maintaining regulatory registration and corporate existence, and it has limited liquidity. As a result, the company's ability to continue operating depends on obtaining additional capital and commencing revenue producing activities. These conditions raise substantial doubt about the company's ability to continue as a going concern for the next twelve months. Management plans to address this uncertainty by seeking funding from the Parent and by pursuing the commencement of brokerage operations; however, there is no assurance these plans will be successful, and the financial statement does not include adjustments related to this uncertainty.

NOTE 12 - SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement were issued noting no matters requiring disclosures in the financial statement.